Goodwin Procter LLP Counsellors at Law 901 New York Avenue, N.W. Washington, D.C. 20001	T: 202.346.4000 F: 202.346.4444 goodwinprocter.com

EDGAR Correspondence

October 27, 2011

Kevin C. Rupert, Esq.

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Re:	Meridian Fund, Inc. (the “Company”)

Post-Effective Amendment No. 36 under the

Securities Act of 1933 and Amendment No. 37 under the

Investment Company Act of 1940

File Nos. 2-90949 and 811-04014

Dear Mr. Rupert:

We are writing to respond to the comment that you provided to us by telephone on August 25, 2011 (as further discussed on October 7, 2011) in connection with the registration statement filed on October 27, 2010 by the above-referenced Company on behalf of its series. The comment is set forth below, and is followed by our response.

Comment:

As a footnote to the “Annual Fund Operating Expenses Table” for Meridian Equity Income Fund, a series of the Company, please include disclosure regarding the ability of Aster Investment Management Co., Inc. (the Fund’s investment adviser) to recoup advisory fees three years following such waiver.

Response:

In response to this comment from the staff of the Securities and Exchange Commission (the “Commission”), the Company will include the following as a footnote to the Annual Fund Operating Expenses Table for Meridian Equity Income Fund:

[fn] As discussed under “ORGANIZATION AND MANAGEMENT - Management Fees and Other Expenses”, the Fund may, subject to the approval of the Board of Directors, repay the Investment Adviser for amounts it has previously waived or reimbursed under the voluntary expense waiver arrangement for up to three years following such waiver or reimbursement, provided that Fund expenses do not exceed the then applicable expense cap after giving effect to any repayment by the Fund.

Kevin C. Rupert, Esq.

October 27, 2011

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We hope that this response adequately addresses your concerns. The Company accepts responsibility for the adequacy and accuracy of the disclosure in the Company’s registration statement filing that is the subject of this letter. The Company acknowledges that staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing. The Company further acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions or comments, please do not hesitate to contact me at (202) 346-4515.

Very truly yours,

/s/ Robert M. Kurucza

Robert M. Kurucza